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TO CONTINUE AS LEADERS YOU HAVE TO ADD EXPERIENCE.

THE INTERNATIONAL CHALLENGES OF THE FUTURE CAN BE FACED BY ENDESA
WITH THE SUPPORT OF A LEADER: DUKE ENERGY

OUR COMMITMENT
--------------

Building on what is already in place.

To benefit from the experience and knowledge of the team of engineers and employees that has made Empresa Nacional de Electricidad S.A. a leading company in electricity generation.

To drive Endesa into a growing company in the region, channeling through Endesa the investments in electricity generation that Duke Energy will make in South America.

With the strong support of Duke Energy, Endesa will be able to increase its participation in electricity generation in the region.

WHAT THEY SAY ABOUT US
----------------------

According to a poll among CEOs in 53 countries, in November 1998, the Financial Times of London named Duke Energy as the most respected utility company in the world.

In March 1999, Duke Energy was named the most respected electricity and gas company in North America by Fortune Magazine.

In December 1998, Electric Light & Power Magazine awarded us the public "utility of the year," the first company to get this recognition twice.

TALKING ABOUT ENERGY IS TALKING ABOUT DUKE ENERGY
-------------------------------------------------

Duke Energy is a global energy company with more than US$26.000 million in assets.

Based in Charlotte, North Carolina, the company is present in more than 50 countries, providing energy and related services.

Duke Energy enterprises have an experience of almost 100 years in electricity generation and more than 60 years in natural gas.

In South America, Duke Energy International has significant investments in electric generation in Argentina, Chile, Ecuador and Peru.

DUKE ENERGY (LOGO)
------------------
www.duke-energy.com/soamer
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